FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of September, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated September 12, 2002, relating to the selection of Registrant's subsidiary to provide GTECH with a satellite hub system and VSAT terminals for State Lottery System.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch
Yoav Leibovitch
Chief Financial Officer

Dated: September 17, 2002

BW2384 SEP 12,2002 9:39 PACIFIC 12:39 EASTERN

(BW)(GILAT-SATELLITE)(GILTF) Gilat's Spacenet Subsidiary Provides GTECH With Satellite Hub System and Nearly 7,500 VSAT Terminals for State Lottery System

Business/High-Tech Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--Sept. 12, 2002--

With Latest Purchase, Total Number of Gilat VSATs Used by GTECH Reaches Nearly 20,000

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced its U.S. subsidiary, Spacenet Inc., has been selected by GTECH Corporation to provide nearly 7,500 units of Gilat's Skystar Advantage(R) broadband satellite communications equipment.

The VSAT equipment will support a new GTECH state lottery contract, as well as other lotteries worldwide.

In a separate agreement, Spacenet provided GTECH with a Skystar Advantage central satellite hub system, which will support all of GTECH's North American VSAT-based lottery operations. The new system includes two redundant, diverse, interconnected hub stations - one located in Chicago and the other in McLean, Virginia. Under the terms of the five-year agreement, Spacenet will also be responsible for the operation and support of the hub system and will provide GTECH with satellite space segment.

Since 1991, Gilat and its subsidiaries have provided GTECH with nearly 20,000 VSAT terminals for use by government-authorized lotteries worldwide. GTECH was the first to use satellite communications in an online lottery system, and has since proven that VSAT networks are a low-cost, dependable, easily deployable platform for any lottery location.

Spacenet President and Chief Executive Officer Nick Supron said, "By choosing Spacenet to meet its networking needs, GTECH has demonstrated its continued confidence in Gilat's two-way satellite technology. We are especially proud that in the United States, GTECH - the worldwide lottery services market share leader, and a company that usually manages its own satellite network infrastructure - has instead chosen to let Spacenet take on that responsibility. We see this as a ringing endorsement of Spacenet's track record in providing high-quality, turnkey VSAT services to dozens of other Fortune 500 companies across the United States."

Thomas J. Caffrey, GTECH's Vice President of Technology said, "Gilat's VSAT technology provides us with the advanced communications platform we need to provide our lottery customers with uniformly high availability at all of their locations. Skystar Advantage's increased bandwidth capabilities and Internet Protocol (IP) support will also ensure our customers have the technology they need to deploy a wide range of interactive applications in the future."

About GTECH

GTECH (NYSE: GTK) is a leading global information technology company with more than $1 billion in annual revenues, employing 4,700 persons in 44 countries. GTECH provides software, networks, and professional services that power high-performance, transaction processing solutions. GTECH's core market is the lottery industry, with a growing presence in financial services and related segments. Visit GTECH at www.gtech.com.

About Spacenet

With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet and Gilat are leading providers of satellite-based, broadband Internet communications technology. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outso[...]s. [...] Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster(a) 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, upon closing and following regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP (TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com.

((a) SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--vp/ny*　　　　ah/ny

CONTACT: Spacenet
Fritz Stolzenbach, 703/848-1175
fritz.stolzenbach@spacenet.com
or
Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

KEYWORD: ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: AEROSPACE/DEFENSE INTERNET NETWORKING SOFTWARE TELECOMMUNICATIONS MARKETING AGREEMENTS PRODUCT
SOURCE: Gilat Satellite Networks Ltd.